Black Creek Industrial REIT IV Inc.

18 Seventeenth Street, 17th Floor

Denver, Colorado 80202

August 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:                             Black Creek Industrial REIT IV Inc.

Registration Statement on Form S-11

Filed on January 4, 2019, as amended by Pre-Effective Amendment No. 1

Filed on August 30, 2019

File No. 333-229136

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Black Creek Industrial REIT IV Inc. hereby requests acceleration of effectiveness of the Registration Statement on Form S-11, as amended (File No. 333-229136), to 9:00 a.m., Eastern Time, on September 5, 2019 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Alice L. Connaughton at (202) 887-1567.

Very truly yours,

Black Creek Industrial REIT IV Inc.

By:	/s/ Dwight L. Merriman III
Name:	Dwight L. Merriman III
Title:	Chief Executive Officer